Exhibit 99.6
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto announces Inferred Mineral Resource of 2.8 billion tonnes at La Granja, Peru
29 May 2008
An extensive drilling programme at La Granja, Peru spanning 18 months and some 46,000 metres has led to the estimate, in accordance with the JORC Code, of 2.8 billion tonnes of Inferred Mineral Resources grading 0.51 per cent copper and 0.1 per cent zinc representing a copper equivalent grade of 0.56 per cent at a copper equivalent cut-off of 0.3 per cent.

Resource Category	M tonnes	Cu %	Zn %	Cu Equiv %

Interpolated Inferred	2,770	0.51	0.1	0.56

Rio Tinto Copper Group chief executive Bret Clayton said the results show La Granja to be one of the largest undeveloped copper projects in Latin America, with potential for further mineralisation with another 39,000 metres of drilling planned through to 2009.
“We’re confident our aggressive exploration program will identify further mineralisation as the deposit remains open to the west and at depth. There are also possibilities for underground mining of deeper higher-grade zones,” Mr Clayton said.
Deposit Location
La Granja is in the district of Querocoto, province of Chota, in the Department of
Cajamarca, Peru. It lies in mountainous terrain in the Andes, at an elevation from 2000 to 2800 metres, with moderately high rainfall. The area is largely de-forested, with subsistence agriculture on flatter slopes. Access to the site by road or by helicopter is generally via the city of Chiclayo on the Pacific coast.
Location Map
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La Granja ownership and history
The 3,900 ha La Granja mining lease is held by Rio Tinto Minera Perú Limitada SAC (Rio Tinto-La Granja), a wholly-owned subsidiary of Rio Tinto. It was acquired from the Peruvian Government through a privatization process in late 2005, along with most of the data from the previous investigations. The title will be maintained subject to an annual fee, completion of a Feasibility Study before February 2011, and implementation of a mine within 6 years of approval of the Feasibility Study by the Peruvian Government. Rio Tinto Exploration also holds exploration leases around La Granja, and is conducting an extensive exploration programme.
The mining lease was previously held by BHP Billiton (BHPB), which in 2001 drilled a total of 1947 metres in nine holes. Indicated Mineral Resources were reported as 1,984 million tonnes at a copper grade of 0.57 per cent, given a copper cut-off of 0.3 per cent. BHPB decided not to proceed with the project, and relinquished it to the government.
BHPB had purchased the project from Cambior Inc., which completed most of its exploration in the mid 1990s. Cambior supplied a drilling database of 113,310 metres in 355 holes including a small amount of drilling from previous explorers, a Joint Venture (JV) between the German and Peruvian Governments in the 1970s. The JV data has not been verified and consequently is not used for Rio Tinto’s Mineral Resource estimation.
In 2006 Rio Tinto completed an Order-of-Magnitude Study based on the old data and commenced its programme of geological investigation. To date it has drilled approximately 46,000 metres in 70 holes, re-logged and re-assayed old sample material, twin-drilled several old holes, and completed geophysical surveys and geological mapping. The current Pre-feasibility Study is considering options around a conventional open pit with heap leach processing and SXEW production of both copper and zinc as high-purity cathode.
La Granja Geology
The La Granja deposit is an Andean porphyry copper deposit with associated mineralized breccias and skarns. The main intrusives are dacite porphyry, which with the breccias form irregular diatremes in the country rocks. The principal country rocks are impure limestones, siltstones and quartzites with some earlier diorite intrusions. The mineralising process and dacite emplacement metamorphosed limestones to skarns, formed the breccias and created the hypogene mineral and alteration assemblages. Subsequent supergene processes developed secondary mineral assemblages which have been shortened by erosion in many places. Leaching test-work indicates that all of these mineralization types yield acceptable metallurgical recoveries.
Minor Elements
Minor potential by-product elements include silver and molybdenum. Studies are in progress to determine their significance. La Granja contains many of the normal deleterious elements associated with Andean copper deposits including low amounts of mercury (0.5ppm average mainly restricted to isolated epithermal veins) and arsenic. Average arsenic levels are 300ppm in the upper weathered profile mainly adsorbed on to iron oxides; and an average of 200pm in the underlying hypogene zones occurring dominantly within enargite, a copper, iron, arsenic sulphide mineral. Environmental water monitoring does not indicate that arsenic is being leached and entering the environment to any level of concern.
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Estimation
Copper Estimation used Leached, Supergene, Mixed and Hypogene domains, with no apparent need for domains based on lithology. Ordinary Kriging used a horizontal search radius of 300m, a vertical radius of 150m, and required at least one 15m down-hole composite in at least 4 octants, at least 8 composites overall, and a maximum of 5 composites per hole for an estimate. Zinc estimation used top-cutting to reduce the influence of sporadic high grades.
To classify the Inferred Mineral Resources as Interpolated or Extrapolated, a “Base of Interpolated” DTM surface was created from the lowest samples in the holes which reach lowest in the deposit. At peripheral holes, the surface was extended vertically upwards to create a wall to assign the enclosed rock as Interpolated, with rock outside being assigned as Extrapolated. Generally, the surface is downwards convex, except where gaps in the drilling grid could mean that rock lies further than 300m (the Variogramme range) from the nearest sample. Here, the surface has re-entrant angles so that this rock was assigned as Extrapolated. The surface is subject to manual interpretation, but it is considered that the relatively restricted Interpolation boundary more than compensates for the minor quantities of rock that may be of questionable assignment.
Summary of Metallurgical Studies
Testwork is progressing through successive stages of column leaching on ore samples (up to one tonne scale) across the various lithologies and anticipated mine outputs onto heaps. A larger scale facility enabling 500 tonne scale testing has been designed, and is currently passing through necessary approvals for construction.
Rio Tinto’s proprietary approach to heap leaching has enabled high recoveries of copper and zinc, with very low reagent consumption and positive water balance, including on skarn ores. Final recoveries in all completed column tests of heap leaching have been in the range of 70 to 90 per cent (These recoveries must still be modified for anticipated industrial practice in large scale heap leaching configurations, but are reflective of the effectiveness of the approach taken to leaching of copper from even primary materials).
In the heap leaching process arsenic deportment is easily controlled, and has not represented any significant issues.
Further Potential
Rio Tinto’s step-out 400m grid drilling shows that the mineralised system remains open at depth and especially to the west. A recent hole drilled to the west of the Inferred Resource reported here has identified a new porphyry centre that appears connected to the known deposit by a mineralized skarn. This new porphyry, known as Mirador, is within Rio Tinto’s mining and exploration leases and will be further investigated by follow-up drilling.
Rio Tinto believes that there is significant potential to outline additional copper mineralisation and add to the La Granja resource base once further exploration is undertaken within its lease area. However, it is uncertain if further exploration will result in the determination of a Mineral Resource.
CP Statement
The information in this report that relates to Mineral Resources is based on information compiled by Mark Howson who is a Member of the Institute of Materials, Minerals & Mining. Mark is a full-time employee of Rio Tinto Technology & Innovation and has experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which they have undertaken to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mark Howson consents to the matters based on his information in the form and context in which it appears.
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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
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